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                               October 7, 2020

       Dave Roberson
       Chief Executive Officer
       Carney Technology Acquisition Corp. II
       533 Airport Blvd.
       Suite 400
       Burlingame, CA 94010

                                                        Re: Carney Technology
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
15, 2020
                                                            CIK No. 0001823634

       Dear Mr. Roberson:

                                                        We have reviewed your
draft registration statement and have the following comment.

               Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 15, 2020

       Dilution, page 65

   1. We note your calculation of the percentage of dilution to public stockholders assuming the exercise of the
over-allotment option in full appears to be incorrect. Please revise in your next amendment.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for
 Dave Roberson
Carney Technology Acquisition Corp. II
October 7, 2020
Page 2

acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameDave Roberson
                                                    Division of Corporation
Finance
Comapany NameCarney Technology Acquisition Corp. II
                                                    Office of Real Estate &
Construction
October 7, 2020 Page 2
cc:       Lijia Sanchez, Esq.
FirstName LastName